UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   Zlato Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   98977G 107
                                 (CUSIP Number)

                              Thomas E. Puzzo, Esq.
                         Law Offices of Thomas E. Puzzo
                               4216 NE 70th Street
                            Seattle, Washington 98115
                                 (206) 522-2256
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2013
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 98977G 107                                           Page 2 of 5 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dana Gallovicova
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Slovak Republic
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     5,000,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       5,000,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,000,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    83.33%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 98977G 107                                           Page 3 of 5 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.001 per share, of Zlato Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Mlynska 28, 040 01 Kosice, Slovak Republic.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is filed by Dana Gallovicova. Ms. Gallovicova's address is Mlynska 28, 040 01 Kosice, Slovak Republic. Ms. Gallovicova's present principal occupationi is Executive Assistant to the Mayor's Office for the City of Kosice, Slovakia. She has acted in this position since 2005.

     (d) - (e) During the last five years, Ms. Gallovicova has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

     (f) Ms. Gallovicova is a citizen of the Slovak Republic.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 25, 2013, Ms. Gallovicova, using her personal funds, purchased 5,000,000 shares of common stock of the Issuer, at a purchase price of $.003 per share, for an aggregate purchase price of $15,000.

ITEM 4. PURPOSE OF TRANSACTION.

     Ms. Gallovicova purchased the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

     Depending upon then prevailing market conditions, other investment opportunities available to Ms. Gallovicova, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Ms. Gallovicova may endeavor to increase her position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer's common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Ms. Gallovicova may deem advisable. Ms. Gallovicova reserves the right to dispose of any or all of her shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

     Ms. Gallovicova intends to review her investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

     Ms. Gallovicova does not have any present plan or proposal which would relate to or result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 98977G 107                                           Page 4 of 5 Pages
--------------------                                           -----------------


     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     Ms. Gallovicova may, at any time and from time to time, review or reconsider her position and/or change her purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) On the filing date of this Schedule 13D, Ms. Gallovicova beneficially owned, in the aggregate, 5,000,000 shares of common stock, representing approximately 83.33% of the Issuer's outstanding shares of common stock, based on 6,000,000 shares of common stock issued and outstanding as of the date hereof.

     (b) Ms. Gallovicova directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by her.

     (c) Except as set forth in this Schedule 13D, Ms. Gallovicova has not effected any transaction in the shares of common stock during the past sixty
(60) days.

     (d) Except for Ms. Gallovicova, no person is known by Ms. Gallovicova to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Ms. Gallovicova.

     (e) Not applicable.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 98977G 107                                           Page 5 of 5 Pages
--------------------                                           -----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the knowledge of Ms. Gallovicova, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between herself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 11, 2013                  /s/ Dana Gallovicova
                                         ---------------------------------------
                                         Dana Gallovicova